                                                                               TSX-V: AVU

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                     T: (604) 687-3520             F: (604) 688-3392

June 5, 2012                                                                                                              NR 13 - 2012

Avrupa and Antofagasta complete Phase 1 drilling at Alvalade JV, Portugal

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Eight holes completed in three target areas

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Geological controls for potential mineralization revised

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+50,000 meters of historic core re-logged and selectively sampled

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Phase 2 drilling to commence in mid-August

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to provide an update for the work program on the Alvalade JV Project in the Pyrite Belt of southern Portugal.  Avrupa and joint venture partner Antofagasta Minerals SA (“AMSA”) have just completed a Phase 1 exploratory core drilling program in three separate target areas within the Alvalade block of licenses.  The initial drilling program consisted of eight holes, totaling 3,269.8 meters.  Avrupa geologists are presently detail-logging and sampling the new drill core.

The drill program was designed to test targets located within two windows of exposed Paleozoic volcano-sedimentary (“VS”) rocks that typically host massive sulfide deposits in the Pyrite Belt of both Portugal and Spain.  Avrupa and AMSA geologists and consultants have worked together in these windows and elsewhere in the region to revise and update the geological and structural controls of potential mineralization.  Initial geological results and interpretations from the first phase drilling clearly support the updated modeling.  By utilizing the revised geo-structural model, we are able to open up large new areas to potential targeting, both in the Paleozoic exposures and under Tertiary sediments which cover more than 75% of the JV area.

Avrupa geologists have now re-logged and selectively sampled over 50,000 meters of historic drill core from 194 drill holes completed by previous explorers within the JV area.  New knowledge and understanding gained from this work, and from the just-completed initial drill program, will be used to plan for Phase 2 drilling, which is scheduled to start later in August.  We expect to follow-up anomalies and observed sulfide mineralization in the first three target areas, as well as to test blind targets around the project license block.

AMSA has an expenditure option of US$ 4.3 million to earn-in to 51% of the Alvalade JV, and has already forwarded US$ 1.5 million to Avrupa for JV exploration work, to date.

For further, more detailed information on the early progress of our exploration program, please use the following link to access a short informational presentation:  http://avrupaminerals.com/_resources/presentations/AJV_exploration.pdf

Antofagasta Minerals SA (“AMSA”) is the mining division of Antofagasta plc.  Antofagasta plc is listed on the London Stock Exchange and is a constituent of the FTSE-100 Index, with interests also in transport and water distribution.  Currently, AMSA activities are primarily concentrated in Chile where it owns and operates four copper mines: Los Pelambres, Esperanza, El Tesoro and Michilla.  Total production in 2012 is expected to be approximately 700,000 tonnes of copper, 11,000 tonnes of molybdenum and 280,000 ounces of gold.  AMSA also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia, and Africa.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company has an exciting portfolio of exploration projects consisting of:

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Copper and Zinc in southern Portugal at Marateca and in the Alvalade JV project area located in the Iberian Pyrite Belt, where Europe’s richest active copper mine operates;

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Tungsten and Gold in northern Portugal at the Covas JV project area;

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Gold, Bismuth, and Tellurium on the newly issued Arga license, located in northern Portugal, adjacent to the Covas JV;

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Precious metal and REE potential in the Aljezur project area, south Portugal;

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Copper and Gold porphyry potential in southern Portugal in the newly issued Alvito project area;

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Silver, Lead and Zinc in Kosovo at the Glavej, Kamenica, Selac, and Bajgora properties in the Trepça Mineral Belt of the Vardar Zone, historically, Europe’s most productive district for lead and zinc;

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Copper and Gold in southern Kosovo within the Koritnik exploration license area in the Sharr-Dragash intrusive complex;

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Gold in eastern Germany in the 307 km2 Oelsnitz exploration license in the historic Erzgebirge Mining District, a 1000-year producer of tin, tungsten, silver, base metals, and uranium.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.